UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MorphoSys AG

(Name of Subject Company)

MorphoSys AG

(Name of Persons Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Charlotte Lohmann

Member of the Executive Committee, Chief Legal and Human Resources Officer

Semmelweisstrasse 7

82152 Planegg

Germany

+49 89-89927-0

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Faiz Ahmad

Jan Bauer

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by MorphoSys AG (“MorphoSys”) with the Securities and Exchange Commission (the “SEC”) on April 11, 2024, relating to the voluntary public cash takeover offer (the “Offer”) by Novartis BidCo AG (formerly known as Novartis data42 AG) (the “Bidder”), a wholly owned subsidiary of Novartis AG (“Novartis”), for all of the outstanding no-par value bearer shares of MorphoSys AG (“MorphoSys”), commenced pursuant to the Business Combination Agreement, dated February 5, 2024, among MorphoSys, Novartis and the Bidder.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Joint Reasoned Statement filed as Exhibit (a)(2) to the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new section entitled “End of the Acceptance Period” before the section titled “Forward-Looking Statements” on page 3:

End of the Acceptance Period

On May 13, 2024, at 24:00 hours Frankfurt am Main Local Time / 18:00 hours New York Local Time, the Acceptance Period ended and was not extended.

On May 16, 2024, the Bidder announced that, as of the end of the Acceptance Period, (i) a total of 25,445,737 MorphoSys Shares were validly tendered and not validly withdrawn pursuant to Sec. 13.1.2 of the Offer Document during the Acceptance Period, representing approximately 67.47% of MorphoSys’ share capital and voting rights, (ii) a total of 165,076 MorphoSys Shares were validly tendered and not validly withdrawn pursuant to Secs. 13.3.2 and 13.3.3 of the Offer Document during the Acceptance Period, representing approximately 0.44% of MorphoSys’ share capital and voting rights, and (iii) the Bidder held a total of 4,360,100 MorphoSys Shares, representing approximately 11.56% of MorphoSys’ share capital and voting rights. Therefore, as of the end of the Acceptance Period, the total number of MorphoSys Shares validly tendered and not validly withdrawn pursuant to the Offer during the Acceptance Period, plus the MorphoSys Shares held by the Bidder, amounts to 29,970,913 MorphoSys Shares, representing approximately 79.46% of MorphoSys’ share capital and voting rights and approximately 79.58% of all MorphoSys Shares existing, excluding treasury shares held by MorphoSys. Accordingly, the Minimum Acceptance Condition has been satisfied, and all other conditions to the Offer were satisfied or waived.

For MorphoSys Shares validly tendered and not validly withdrawn pursuant to the Offer during the Acceptance Period, the Bidder will be deemed to have acquired ownership of such MorphoSys Shares and such MorphoSys Shares are considered accepted for payment when the Bidder has concurrently paid the Offer Price for such MorphoSys Shares. The Settlement Agent will cause the Offer Price for such MorphoSys Shares to be transferred through Clearstream to the relevant Custodian Bank without undue delay, but no later than on May 23, 2024, the fourth (4th) Banking Day following publication of the tender results after the end of the Acceptance Period pursuant to Sec. 23 para. 1 no. 2 WpÜG. For MorphoSys Shares represented by MorphoSys ADSs validly tendered during the Acceptance Period and not validly withdrawn, the Bidder will pay the Offer Price to the ADS Tender Agent’s cash account in Germany via Clearstream without undue delay, but no later than on May 23, 2024, the fourth (4th) Banking Day following the publication of the tender results after the end of the Acceptance Period pursuant to Sec. 23 para. 1 no. 2 WpÜG.

Because the Acceptance Period was not extended, the Additional Acceptance Period will begin on May 17, 2024 and end on May 30, 2024 at 24:00 hours Frankfurt am Main Local Time / 18:00 hours New York Local Time.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MorphoSys AG
(Registrant)
Dated: May 16, 2024

	By:	/s/ Jean-Paul Kress
		Name:	Jean-Paul Kress, M.D.
		Title:	CEO, Member of Management Board

	By:	/s/ Lucinda Crabtree
		Name:	Lucinda Crabtree, Ph.D.
		Title:	CFO, Member of Management Board

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